82-4033

中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06[redacted]
Chinese Chamber of Commerce & Industry B
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6:

04036305

Our Ref: C200/SEC/LK/JL

Exemption No. 33-91910

2 August 2004

RECEIVED
2004 AUG 17 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

Investment

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	**Description of Announcement**
15 July 2004	Announcement of FY2004 Second Quarter Financial Statement
21 July 2004	Proposed Acquisition of Approximately 51% interest in the registered Capital of Cosco Shipyard Group Co., Ltd.
27 July 2004	Second Quarter Financial Statement

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 8/18

encs

c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

E

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".

COSCO CORPORATION (SINGAPORE) LIMITED

Second Quarter Financial Statement for the Period Ended 30/06/2004

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) Income Statement

	Group					
	S$'000		%	S$'000		%
	Q2 2004	Q2 2003	Change	1H 2004	1H 2003	Change
Turnover	27,552	22,327	23	52,214	43,854	19
Cost of sales	(16,257)	(14,996)	8	(30,003)	(30,344)	(1)
Gross profit	11,295	7,331	54	22,211	13,510	64
Other operating income	1,274	230	454	1,553	728	113
Distribution costs	(288)	(293)	(2)	(554)	(573)	(3)
Administrative expenses	(3,095)	(2,687)	15	(5,965)	(5,108)	17
Exceptional items	0	0	0	0	15	NM
Operating profit	9,186	4,581	101	17,245	8,572	101
Net finance costs	(1,201)	(2,678)	(55)	(4,244)	(5,098)	(17)
Share of results of associated companies	13,786	4,114	235	21,668	6,714	223
Amortisation of goodwill of an associated company	(144)	(145)	(1)	(289)	(289)	0
Profit before tax	21,627	5,872	268	34,380	9,899	247
Tax	(1,992)	(489)	307	(3,200)	(1,373)	133
Profit from ordinary activities	19,635	5,383	265	31,180	8,526	266
Minority interest	(215)	(269)	(20)	(373)	(447)	(17)
Net profit	19,420	5,114	280	30,807	8,079	281

(ii) Breakdown and Explanatory Notes to Income Statement

Group

	460,540	454,482	226,359	229,939
Total assets	544,328	563,893	261,473	285,902
Current liabilities				
Trade and other payables [1]	40,227	54,170	9,796	20,399
Borrowings [1]	40,341	43,317	1,192	5,068
Provision	2,698	2,288	0	0
Current tax	963	1,519	630	616
	84,229	101,294	11,618	26,083
Non-current liabilities				
Other payables	4,438	4,493	102	107
Borrowings [1]	155,536	183,922	3,500	26,869
Deferred tax	252	252	0	0
	160,226	188,667	3,602	26,976
Total liabilities	244,455	289,961	15,220	53,059
Net assets	299,873	273,932	246,253	232,843
Shareholders' equity				
Share capital	216,908	179,648	216,908	179,648
Reserves	1,383	25,780	527	27,499
Retained profits	80,384	65,866	28,818	25,696
Total shareholders' equity	298,675	271,294	246,253	232,843
Minority interest	1,198	2,638	0	0
	299,873	273,932	246,253	232,843

NOTES:

[1] The decrease in Cash and cash equivalents was due to the repayment of bank loans and the final instalment for the purchase consideration of Cosco (Dalian) Shipyard Co., Ltd. These had resulted in a decrease in Borrowings and Trade and other payables.

[2] The decrease in Trade and other receivables was mainly due to the reclassification of the first instalment paid for the construction of two vessels by Nantong Cosco KHI Ship Engineering Co, Ltd from Deposits to Property, Plant and Equipment - Vessel under construction upon the approval obtained from the Shareholders at the Extraordinary General Meeting held on 20 April 2004.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30/06/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
39,149,000	1,192,000	38,249,000	5,068,000

Amount repayable after one year

As at 30/06/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured

Repayment of amount due to a related corporation	(13,957)	0
Dividends paid to shareholders of the Company	(7,230)	(3,411)
Dividends paid to minority shareholders of subsidiaries	(746)	0
Repayment of loan from immediate holding company	0	(501)
Repayment of loan by a related corporation	0	7,338
Proceeds from issue of ordinary shares	789	19,555
Interest paid	(1,360)	(2,372)
Net cash (outflow)/inflow from financing activities	(31,850)	17,705
Net (decrease)/increase in cash and cash equivalents held	(355)	8,751
Cash and cash equivalents at the beginning of the financial period	66,334	20,991
Cash and cash equivalents at the end of the financial period	65,979	29,742
Cash and cash equivalents represented by:		
Bank and cash balances	20,707	24,375
Fixed deposits with financial institutions	45,877	15,720
Bank overdrafts	(605)	(10,353)
	65,979	29,742

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share capital	Reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 April 2004	179,877	23,556	77,253	280,686
Net gain not recognised in income statement				
- Foreign currency translation differences	0	4,873	0	4,873
Net profit for the financial period	0	0	19,420	19,420
Total recognised gains for the financial period	0	4,873	19,420	24,293
Dividend for 2003	0	0	(7,230)	(7,230)
Issue of share capital	789	0	0	789
Conversion of RCCPS	91	46	0	137
Bonus issue of 1 ordinary share for every 5 existing ordinary shares of $0.20 each	36,151	(27,092)	(9,059)	0
Balance at 30 June 2004	216,908	1,383	80,384	298,675
Balance at 1 April 2003	124,945	14,361	50,490	189,796
Net loss not recognised in income statement				

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not Applicable

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements for the financial year ended 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Not Applicable

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group		Group	
	Q2 2004	Q2 2003	1H 2004	1H 2003
(i) Based on the weighted average number of ordinary shares on issue	1.79 cents	0.62 cents	2.85 cents	1.02 cents
(ii) On a fully diluted basis	1.79 cents	0.55 cents	2.84 cents	0.92 cents

NOTES:

The earnings per ordinary share is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend by the weighted average number of ordinary shares in issue during the period.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Convertible Preference Shares (RCCPS) which would dilute the basic earnings per share. Share options had been excluded for Q2 2003 and 1H 2003 computation as the effect was anti-dilutive.

The comparative figures for earnings per ordinary share had been adjusted to account for the effect of bonus issue in Q2 2004.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

(a) current financial period reported on; and
(b) immediately preceding financial year.

Group	Company

contribution by Cosco Dalian of $6.03 million and improved productivity in Cosco Nantong. Cosco Nantong contributed $7.75 million to Group profit in Q2 2004, up 89% from the $4.1 million in Q2 2003.

Tax expenses rose 307% to $2.0 million on increased profits. The effective tax rate of 9.2% in Q2 2004 is considerably lower than the statutory tax rate of 20% due to higher tax exempt shipping profits and concessionary tax rates enjoyed by Cosco Nantong and Cosco Dalian.

Overall, the Group net profit rose 280% to $19.2 million in Q2 2004 on the back of strong contributions from both China shipyards and the Group's bulk shipping business. Net profit margin more than tripled to 70.5% in Q2 2004 from 22.9% in Q2 2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's results for Q2 2004 are in line with the commentary made in paragraph 10 of the Group's First Quarter Financial Statement released on 12 May 2004.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

To sustain long term growth, the Group will continue its strategy of expanding its core businesses of dry bulk shipping and ship repair. It had in the last quarter of 2003 signed an agreement to lease two 74,000 dwt panamax and placed an order for two new 55,500 dwt handymax bulk vessels to enlarge its current fleet. Deliveries of these vessels are expected in Q3 2005 and Q3 2006.

Restructuring efforts are continuing to add new profitable businesses to the Group's core shipping and shipping related activities. The Group has recently signed a Memorandum of Understanding ("MOU") with China Ocean Shipping (Group) Company, Guangzhou Ocean Shipping Company, Tianjin Ocean Shipping Company and Shanghai Ocean Shipping Company to acquire 51% of the registered interest of Cosco Shipyard Group Co., Ltd ("Cosco Shipyard"). Cosco Shipyard is the leading shipyard group in China for ship repair and conversion with 7 shipyards strategically located in Nantong, Dalian, Guangzhou, Shanghai, Xiamen, Zhoushan and Tianjin. The acquisition will enhance the Group's capability in ship repair.

The Group had benefited from rising charter freight rates since 2002. It is optimistic of the outlook for freight rates based on the firming trend of Baltic Dry Index in recent months. Charters for the remaining 6 ships are due for renewals in Q4 2004 and Q1 2005, and favourable freight rates will have positive impact on the Group's shipping income.

The first full year contribution from Cosco Dalian and capacity expansion in the Nantong shipyards will further add to Group earnings.

Barring unforeseen circumstances, the Group expects both turnover and net profit for FY2004 to exceed those of FY2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial period:

Name of interested person	Aggregate value of all interested person transaction during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
	S$'000	S$'000	
		Q2 2004	1H 2004
Between Subsidiaries and:			
Cosco Container Lines		3,493	6,789
Cosco Bulk Carrier Co.		0	208
Cosco Chartering and Shipbroking (UK) Ltd		2,245	4,492
Guangzhou Ocean Crew Co.		441	882
Qingdao Ocean Crew Co.		331	662
Shanghai Ocean Crew Co.		550	1,102
Chimbusco (S) Pte Ltd		113	113
		7,173	14,248
Between Associated companies of the Group and:			
Cosco Shipyard Group Co., Ltd		904	1,264
Cosco Nantong Steel Co., Ltd		0	472
Cosco Bulk Carrier Co.		812	812
Cosco Dalian		881	881
Cosco Hongkong		331	331
Cosco Container Lines		866	866
		3,794	4,626

BY ORDER OF THE BOARD

Mr Ji Haisheng
President
27/07/04

COSCO CORPORATION (SINGAPORE) LIMITED

PROPOSED ACQUISITION OF APPROXIMATELY 51% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD GROUP CO., LTD

The Board of directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to announce that the Company has entered into a Memorandum of Understanding (the "MOU") with China Ocean Shipping (Group) Company, Guangzhou Ocean Shipping Co., Tianjin Ocean Shipping Co. and Shanghai Ocean Shipping Co., relating to the proposed acquisition by the Company of approximately 51% interest in the registered capital of Cosco Shipyard (Group) Co., Ltd ("Cosco Shipyard").

Cosco Shipyard is a company in the People's Republic of China ("PRC"), whose principal activities include ship repair and ship conversion. It has 7 shipyards in Nantong, Dalian, Guangzhou, Shanghai, Xiamen, Zhoushan and Tianjin, strategically located along the coastal line of the PRC.

The MOU sets out the understanding and intentions of the parties. The parties will negotiate in good faith the terms of the proposed acquisition and will use their best endeavours to procure the approvals of the relevant authorities and/or shareholders for the proposed acquisition. The Company will make further announcements as and when the terms of the proposed acquisition are finalised. The independent financial adviser will be appointed in due course to advise on this acquisition.

The proposed acquisition demonstrates the Company's committment to expand its core businesses in shipping and shipping related activities.

BY ORDER OF THE BOARD
COSCO CORPORATION (SINGAPORE) LIMITED

Submitted by Mr Ji Haisheng, President on 21/07/2004 to the SGX

COSCO CORPORATION (SINGAPORE) LIMITED

Announcement of FY2004 Second Quarter Financial Statement

The Company will be announcing its unaudited financial statement for the Second Quarter ended 30 June 2004 on Tuesday, 27 July 2004.

The Company will hold an analyst briefing at Ballroom 1, Lower Lobby, The Fullerton Hotel Singapore, 1 Fullerton Square, Singapore 049178 at 5.30 p.m. on the same day.

Submitted by Mr Li Jianxiong, Alternate Director on 15/07/2004 to the SGX

15/07-04.